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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32136

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Saturn Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1101 4th St. S.
(No. and Street)

St. Petersburg (City) FL (State) 33701 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Lafferty (Name) (617) 574-3330 (Area Code – Telephone Number) elafferty@saturnpartnersvc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prida, Guida and Perez, PA
(Name – if individual, state last, first, and middle name)

2504 W Kathleen St. (Address) Tampa (City) FL (State) 33607 (Zip Code)

10/8/2019 (Date of Registration with PCAOB)(if applicable) 6650 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Lafferty, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Saturn Capital, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida County of Pinellas
This foregoing instrument was acknowledged before me this 29th of February, 2024

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

MARY M RODRIGUEZ GORT
Notary Public - State of Florida
Commission # HH 298107
My Comm. Expires Sep 29, 2026
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIDA GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUTANTS
2504 W. Kathleen Street
Tampa, FL 33607

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Director
Saturn Capital, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of Saturn Capital, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES (CONTINUED)

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Prida, Guida & Perez, P.A.
Tampa, Florida
February 29, 2024

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

Table of Contents

PRIDA GUIDA& PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
2504 W. Kathleen Street
Tampa, FL 33607

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director
Saturn Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saturn Capital, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-3 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prida, Guida & Perez, P.A.
Tampa, Florida
February 29, 2024

We have served as Saturn Capital, Inc.'s auditor since 2023.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	884,657
Prepaid expenses		13,223
TOTAL CURRENT ASSETS		897,880
TOTAL ASSETS	**$**	**897,880**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to affiliate	$	60,152
State income taxes payable		3,532
TOTAL LIABILITIES		63,684
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 12,650 shares		12,650
Capital in excess of par value		404,591
Retained earnings		416,955
TOTAL STOCKHOLDER'S EQUITY		834,196
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**897,880**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:		
Commissions	$	741,137
Interest income		10,632
Other income		136
Total revenues		751,905
OPERATING EXPENSES:		
Management fees		392,000
Commissions		125,000
Filing fees		16,443
Legal and accounting fees		36,018
Rent expense		1,648
Computer expense		4,412
Other expenses		660
Total operating expenses		576,181
Net income from operations and before state taxes		175,724
Provision for state income taxes		3,046
NET INCOME	**$**	**172,678**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Beginning balance, January 1, 2023	$ 12,650	$ 404,591	$ 244,277	$ 661,518
Net income	-	-	172,678	172,678
Ending balance, December 31, 2023	**$ 12,650**	**$ 404,591**	**$ 416,955**	**$ 834,196**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net INCOME	$	172,678
Adjustments to reconcile net income to net cash used for operating activities		
Decrease in assets:		
Prepaid expenses		431
Increase/(decrease) in liabilities:		
Due to affiliate		(34,965)
State income taxes payable		1,276
NET CASH PROVIDED BY OPERATING ACTIVITIES		139,420
NET INCREASE IN CASH AND CASH EQUIVALENTS		139,420
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		745,237
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**884,657**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Taxes	$	1,770

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

Saturn Capital, Inc. (the Company) was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999, the Company became a wholly-owned subsidiary of Saturn Asset Management, Inc. (SAMI). On June 7, 2000, Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust (SAMT).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(b) Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. The balances in those accounts may exceed the FDIC insured limit.

All revenues earned during the year ended December 31, 2023, were from one customer, Third Pole, Inc.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded at a point in time upon the closing of a round of financing.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

(d) Commissions (continued)

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). For the year ended December 31, 2023, all commissions recognized on the Company's statement of operations were earned as fees for private placement contracts; none of which were recognized as deferred revenue.

(e) Accounts Receivable

The Company uses the reserve for credit losses bad debt method of valuing accounts receivable, which is based on historical experience, coupled with a review of the current status of existing receivables. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for credit losses based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for credit losses and a credit to trade receivables. As of December 31, 2023, the Company had no accounts receivable outstanding and consequently, no allowance for credit losses.

(3) INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the Company is reported in the federal income tax return of its parent's (SAMT) shareholders.

The Company files income taxes as part of a consolidated group. Its share of state income taxes for 2023 was estimated to be $3,046. The Company income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2023, the Company's federal and state income tax returns generally remain open for the last three years.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $820,973 that was $770,973 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .0776 to 1.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC (SMLLC), an affiliated Company. The Company is assessed a management fee by SMLLC for allocation of professional time, office space and other general and administrative expenses. For the year ended December 31, 2023, the Company incurred a management fee of $392,000. The Company owed $60,152 to SMLLC at December 31, 2023, which is recorded in accounts payable.

The Company also acts as a placement agent for Dexco Investors I, LLC and Dexco Investors II, LLC (together, "Dexco Entities"), both affiliates of the Company. The Company earns no commissions or fees with regards to its arrangement with the Dexco Entities.

From time to time, the Company enters into placement agreements with customers whereby as part of the compensation for its placement services, the Company is also granted warrants to purchase equity of its customers. Additionally, the Company may have certain agreements with subagents whereby the subagents have rights to a percentage of such warrants. The Company has a warrant assignment agreement in place with SMLLC, assigning SMLLC the Company's rights and obligations to any such warrants. Accordingly, since the Company has no rights or obligations related to the warrants, no amounts are recorded in the accompanying financial statements. No warrants were received or assigned by the Company during the year ended December 31, 2023.

The terms and amounts of the related party transactions may not be indicative of terms and amounts that would have been incurred had these transactions been entered into with unrelated parties.

(6) SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 29, 2024, the date the financial statements were available to be issued. On January 24, 2024, the Company entered a Reorganization and Redomicile Agreement and Plan of Business Combination. The agreement redomiciles the Company to Nevada from Massachusetts. Its parent companies, Saturn Asset Management, Inc., and Saturn Asset Management Trust were merged into one entity, Saturn Asset Management Trust. The surviving entity was also redomiciled to Nevada from Massachusetts and will act as the parent company to the Company.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2023

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2023

NET CAPITAL		
Total stockholder's equity	$	834,196
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(13,223)
Net capital	**$**	**820,973**
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition:		
Accounts payable	$	60,152
State income taxes payable		3,532
Total aggregate indebtedness	$	63,684
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
Excess net capital	**$**	**770,973**
Ratio: Aggregate indebtedness to net capital		.0776 - 1

There are no material differences from original unaudited FOCUS report filing.

SATURN CAPITAL
501 1st Ave N, Suite 901, St Petersburg, FL 33701

Saturn Capital, Inc. Exemption Report

Saturn Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

   The Company (A) did not accept customer funds or securities and will not have possession of any customer funds or securities in connection with its activities other than funds or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) of Rule 15c2-4; (B) did not carry accounts of or for customers; and (C) did not carry PAB accounts (as defined in Rule 15c3-3).

Saturn Capital, Inc. met the identified provisions under Footnote 74 throughout the most recent fiscal year without exception. The Company hereby affirms that to the best of its knowledge and belief, this Exemption Report is true and correct.

By: Edward A. Lafferty   Date: February 26, 2024

Edward A. Lafferty
CFO/Financial Principal
Saturn Capital, Inc.

PGP

PRIDA GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUTANTS
2504 W. Kathleen Street
Tampa, FL 33607

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director
Saturn Capital, Inc.

We have reviewed management's statements, included in the accompanying Saturn Capital, Inc., Exemption Report ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Saturn Capital, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits is business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or consideration received and promptly transmitted in compliance with paragraph (a) or (b) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15C3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions and its statements.

Prida, Guida & Perez, P.A.
Tampa, Florida
February 29, 2024